PROSPECTUS
May 1, 2010

PC&J PRESERVATION FUND

A No-Load Fund

300 Old Post Office
120 West Third Street
Dayton, Ohio 45402
www.pcjinvest.com

Investment Adviser: Parker Carlson & Johnson, Inc.

IMPORTANT FEATURES

Investment for Preservation of Capital
No Sales Commissions or Withdrawal Charges
Professional Management
Diversification

TABLE OF CONTENTS

FUND SUMMARY

Investment Objective: The investment objective of PC&J Preservation Fund is the generation of income and the preservation of capital.

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	None
Maximum Sales Load Imposed on Reinvested Dividends (as a percentage of offering price)	None
Deferred Sales Load (as a percentage of original purchase price or redemption proceeds, as applicable)	None
Redemption Fees (as a percentage of amount redeemed, if applicable)	None
Exchange Fee	None

Annual Fund Operating Expenses
(as a percentage of average net assets)

Management Fees	0.50%
Distribution (12b-1) Fees	None
Other Expenses	0.60%
Acquired Fund Fees and Expenses[1]	0.11%
Total Fund Operating Expenses	1.21%

[1]   Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The Total Annual Fund Operating Expenses do not correlate to the Ratio of Expenses to Average Net Assets in the Financial Highlights because the financial statements only reflect the direct operating expenses of the Fund.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Example	1 Year	3 Years	5 Years	10 Years
	$123	$385	$667	$1,474

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).   A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.   During the most recent fiscal year, the Fund's portfolio turnover rate was 22.50% of the average value of its portfolio.

Principal Investment Strategy: Under normal circumstances, the Fund invests in investment grade variable and fixed income securities. The portfolio manager defines investment grade bonds as bonds rated Baa or higher by Moody's or BBB or higher by Standard & Poor's. The Fund may invest in fixed income securities that are unrated if the manager determines that they are of comparable quality to securities rated investment grade.   Investment grade securities the Fund invests in include U.S. government obligations (including step-up obligations), securities of foreign governments, domestic or foreign corporate debt or preferred stock and taxable obligations issued by municipalities. In addition, the Fund may also invest in asset-backed securities, such as lease assignments or pools of interest-bearing assets backed by mortgages or accounts receivable.   The investor in an asset-backed security owns the right to receive the stream of principal and interest payments of the underlying assets.

The Fund may also invest in pooled vehicles such as open-end and closed-end mutual funds and exchange traded funds ("ETFs") to access specific fixed income investment segments and attractive income-producing trading strategies.

There may be times when the Fund invests in high yield securities.   High yield, high risk bonds are securities that are generally rated below investment grade by the primary rating agencies (BB+ or lower by S&P and Ba1 or lower by Moody's). Other terms used to describe such securities include "lower rated bonds," "non-investment grade bonds," "below investment grade bonds," and "junk bonds." These securities are considered to be high-risk investments.

A security is selected based upon an evaluation of the investment's return potential and risk profile over the expected holding period.   The manager seeks to maximize the Fund's expected return for a given level of risk.

Principal Investment Risks: Although the Fund intends to diversify its investments, the value of the Fund's portfolio will change in response to fluctuations in interest rates and in the economic circumstances of the issuing entities.   Therefore, it is possible to lose money by investing in the Fund.

There are different types of risk.   The principal risks described below are inherent in some or all of the investments considered by the manager for the Fund.   By investing in a diversified mix of investments, where some of the risks offset one another, the manager seeks to minimize the overall risk of the Fund.

<u>Credit Risk</u>.   There is a risk that issuers and counterparties will not make payments on securities and other investments held by the Fund, resulting in losses to the Fund.   In addition, the credit quality of securities held by the Fund may be lowered if an issuer's financial condition changes.   The Fund may invest, directly or indirectly, in "junk bonds." Such securities are

speculative investments that carry greater risks than higher quality debt securities.

Government Risk. Not all U.S. government securities are backed by the full faith and credit of the U.S. government. If a U.S. government agency or instrumentality in which the Fund invests defaults and the U.S. government does not stand behind the obligation, the Fund's share price and/or yield could fall.

Interest Rate and Bond Price Risk. An increase in interest rates will generally reduce the value of the Fund's investments. Securities with longer maturities and fixed coupons, including preferred stock, have more bond price risk than those with shorter-term maturities or securities with a coupon rate that moves in tandem with interest rates. Bond prices move in the opposite direction from interest rate changes, and the price change is greater for bonds with longer maturities.

Reinvestment Risk. If market interest rates fall significantly below the coupon rate of an obligation, it is likely the obligation would be called, leaving the bond holder with cash to invest. A called bond subjects the investor to reinvestment risk, the risk that the proceeds would be reinvested in another security with a lower interest rate.

Prepayment Risk. Asset-backed securities are subject to the risk that borrowers will prepay their loans more quickly than originally expected if interest rates fall. This may force the Fund to reinvest prepayment proceeds at lower yields, which may reduce Fund performance.

Extension Risk. An increase in interest rates on bonds that have call features, the right to retire the bond prior to its stated maturity, and mortgage-backed securities that allow principal prepayments may cause the prices of these bonds to fall more than other securities with similar maturity dates. When interest rates rise, prepayment rates decline and bond issuers are less likely to exercise their rights to call their bonds, which subjects the bond to greater bond price risk because the bond's expected average life is extended.

Collateral Risk. When the Fund invests in asset-backed securities (securities with an asset serving as collateral for the indebtedness) such as lease assignments and mortgages, the Fund is subject to the risk that, if
the issuer fails to pay interest or repay principal, the collateral backing these securities may not be sufficient to support payments on the securities.

Underlying Fund Risk. To the extent the Fund invests in open-end mutual funds, closed-end mutual funds, or ETFs ("Underlying Funds"), the cost of investing in the Fund will be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in stocks and bonds. You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund's direct fees and expenses.

Liquidity Risk. Liquidity risk is the risk of requiring more than a five-business day period in which the investment can be liquidated at current market prices for cash, including investments in auction rate securities that cannot be put back to the issuer on demand within seven days.

Foreign Investment Risk. Changes in foreign economies and political climates can negatively affect the value of the debt obligations issued by foreign entities. Other factors that can reduce the value of foreign investments include changes in currency rates of exchange, even when the security is denominated in U.S. dollars, reduced availability of information, different

accounting standards, reduced liquidity, price volatility, and possible difficulties in enforcing contracts.

Performance: The following information illustrates how the Fund's performance has varied over time and provides an indication of the risks of investing in the Fund. The bar chart depicts the change in performance from year-to-year during the period indicated. The tables compare the Fund's average annual returns for the periods indicated to a broad-based securities market index. Of course, past performance (before and after taxes) cannot predict or guarantee future results.



```
Best Quarter:      8.56% for the quarter ended 6/30/09
Worst Quarter:    -5.42% for the quarter ended 9/30/08
```

Average Annual Total Return
For the periods ended 12/31/09

	1 YEAR	5 YEARS	10 YEARS
Return Before Taxes	14.91%	4.21%	4.79%
Return After Taxes on Distributions[1]	13.21%	2.52%	3.01%
Return After Taxes on Distributions and Sale of Fund Shares[1]	9.81%	2.60%	3.03%
Barlcays Intermediate Govt/Credit *	5.24%	4.66%	5.93%

*Reflects no deduction for fees, expenses, or taxes

[1] Returns after taxes are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from

those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

The Barclays Intermediate Government/Credit Index is a widely recognized, unmanaged, broad-based index containing only investment grade fixed income securities traded in the United States.

Investment Adviser: Parker Carlson & Johnson, Inc.

Investment Adviser Portfolio Manager: Kathleen Carlson is Fund's portfolio manager and has been since the Fund's inception (April 30, 1985).

Purchase and Sale of Fund Shares: You may purchase shares of the Fund on any business day the New York Stock Exchange is open. The minimum initial investment is $1,000 ($2,000 for tax deferred retirement plans). You may sell shares of the Fund on each day that the Fund is open for business by sending a written redemption request to the Fund.

Tax Information: Dividends paid by the Fund will be paid in cash and automatically reinvested in the Fund. Dividends may be taxable to you at ordinary income or capital gains tax rates.

Payments to Broker-Dealers and Other Financial Intermediaries: If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

ADDITIONAL INFORMATION ON INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Investment Objective

The investment objective of the Fund is the generation of income and the preservation of capital. This investment objective may be changed without the affirmative vote of a majority of the outstanding voting securities of the Fund. There can be no assurance that the Fund's investment objective will be obtained.

Principal Investment Strategies

Under normal circumstances, the Fund invests in investment grade variable and fixed income securities. The portfolio manager defines investment grade bonds as bonds rated Baa or higher by Moody's or BBB or higher by Standard & Poor's. The Fund may invest in fixed income securities that are unrated if the manager determines that they are of comparable quality to securities rated investment grade. Investment grade securities the Fund invests in include U.S. government obligations (including step-up obligations), securities of foreign governments, domestic or foreign corporate debt or preferred stock and taxable obligations issued by municipalities. In addition, the Fund may also invest in asset-backed securities, such as lease assignments or pools of interest-bearing assets backed by mortgages or accounts receivable. The investor in an asset-backed security owns the right to receive the stream of principal and interest payments of the underlying assets.

The Fund may also invest in pooled vehicles such as open-end and closed-end mutual funds and exchange traded funds ("ETFs") to access specific fixed income investment segments and attractive income-producing trading strategies.

There may be times when the Fund invests in high yield securities. High yield, high risk bonds are securities that are generally rated below investment grade by the primary rating agencies (BB+ or lower by S&P and Ba1 or lower by Moody's). Other terms used to describe such securities include "lower rated bonds," "non-investment grade bonds," below investment grade bonds," and "junk bonds." These securities are considered to be high-risk investments.

A security is selected based upon an evaluation of the investment's return potential and risk profile over the expected holding period. The manager seeks to maximize the Fund's expected return for a given level of risk.

The Fund follows specific guidelines in buying portfolio securities. Bankers' acceptances and certificates of deposit will only be purchased from major U.S. banks which at the date of investment have capital, surplus and undivided profits (as of the date of their most recently published annual financial statements) of $100,000,000 or more. Corporate obligations, including preferred stock, generally must be investment grade (rated BBB or higher by Standard & Poor's, or Baa or higher by Moody's, or if unrated, determined by the Adviser to be of comparable quality). Preferred stock ranks above common stock and below debt in the ownership structure of the corporation. It has a fixed interest or dividend payment and may provide the holder with a common stock conversion feature. Generally, the Fund will invest in investment grade, nonconvertible preferred securities. Taxable municipal obligations are debt instruments issued by municipal entities where the interest is subject to income tax. To the extent the Fund invests in taxable municipal obligations, the same credit standards as used in selecting corporate obligations will be applied. If a security is downgraded below BBB by Standard & Poor's or below Baa by Moody's, the Adviser

is not obligated to sell the security, but will determine whether to retain the security based on its analysis of what is in the best interests of shareholders.

U.S. Agency Step-up obligations are structured with a coupon rate that steps-up over time, generally in intervals of 2 to 5 years over the life of the bond. They are designed for bond buyers who are unwilling to invest in a long-term security in a low interest rate environment. These buyers are hoping to reduce the risk of a price decline should interest rates rise significantly, at some point during the life of the bond. On the other hand, if market interest rates are significantly below the new, stepped-up coupon rate, the obligation would likely be called leaving the bond holder with cash to invest. A called bond subjects the investor to reinvestment risk, the risk that the proceeds would be reinvested in another security with a lower interest rate.

Temporary Investments

The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. The Fund may invest for these purposes in money market instruments (including money market funds), U.S. Treasury bills or other short-term interest bearing securities and in bank interest bearing checking accounts, including interest bearing checking accounts of the custodian. If the Fund invests in a money market fund, the shareholders of the Fund generally will be subject to duplicative management fees. The Fund may also invest in such short term instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies. To the extent that the Fund takes such temporary defensive measures, there can be no assurance that the Fund's investment objective will be obtained.

Principal Investment Risk

Credit Risk. Even securities that carry an investment grade rating will contain some amount of credit risk, meaning the payment of income and principal is subject to the issuer's ability to meet its obligations. Bonds rated Baa and lower by Moody's and BBB and lower by Standard & Poor's have an increased level of credit risk, and may have a weakened capacity to pay principal and interest in adverse economic conditions. Therefore, issuers of high yield bonds may be more vulnerable to real or perceived economic changes, political changes or adverse industry developments. In addition, high yield securities are frequently junior in liquidation preference to other debt issued by the entity. Preferred stock is a class of stock having a preference over common stock as to the payment of dividends and the recovery of investment should a company be liquidated. Preferred stock is usually junior to the debt securities of the issuer in liquidation preference. Therefore, preferred stock is oftentimes considered to have a higher degree of credit risk than the issuer's debt securities. If an issuer fails to pay principal or interest, the Fund would experience a decrease in income and a decline in the market value of its investments.

Government Risk. Not all U.S. government securities are backed by the full faith and credit of the U.S. government. It is possible that the U.S. government would not provide financial support to its agencies or instrumentalities if it is not required to do so by law. If a U.S. government agency or instrumentality in which the Fund invests defaults and the U.S. government does not stand behind the obligation, the Fund's share price and/or yield could fall. The U. S. government guarantees payment of principal and timely payment of interest on certain U.S. government securities. This does not imply that the Fund's shares are guaranteed or that the price of the Fund's shares will not fluctuate. If the U.S. government or one of its agencies

guarantees the principal and interest on any securities, it does not guarantee the market price of such securities.

Interest Rate and Bond Price Risk. An increase in interest rates will generally reduce the value of the Fund's investments. Securities with longer maturities and fixed coupons, including preferred stock, have more bond price risk than those with shorter-term maturities or securities with a coupon rate that moves in tandem with interest rates. Bond prices move in the opposite direction from interest rate changes, and the price change is greater for bonds with longer maturities.

Reinvestment Risk. If market interest rates fall significantly below the coupon rate of an obligation, it is likely the obligation would be called, leaving the bond holder with cash to invest. A called bond subjects the investor to reinvestment risk, the risk that the proceeds would be reinvested in another security with a lower interest rate.

Prepayment Risk. The prepayment of principal by the debtor is typically allowed for asset-backed securities, so the investor may receive some or all of the principal back prior to the stated maturity date. The degree to which principal is repaid prior to maturity depends on the current level of interest rates relative to the fixed rate on the asset. When interest rates are low relative to the rate tied to the mortgages, mortgage debtors tend to refinance their loans, paying off their previous obligations. This would result in increased prepayments and higher reinvestment risk.

Extension Risk. Bonds that have call features, the right to retire the bond prior to its stated maturity, and mortgage-backed securities that allow principal prepayments are subject to extension risk. An increase in interest rates may cause the prices of these bonds to fall more than other securities with similar maturity dates. The current price of bonds where the investor could receive some or all of their principal back prior to maturity reflect an expectation about their average life. When interest rates rise, prepayment rates decline and bond issuers are less likely to exercise their rights to call their bonds. This results in an extension in a bond's expected average life, whereby it becomes a longer-lived bond. And, all else being the same, longer-lived bonds have more bond price risk than shorter-lived bonds.

Collateral Risk. When the Fund invests in asset-backed securities (securities with an asset serving as collateral for the indebtedness) such as lease assignments and mortgages, the Fund is subject to the risk that, if the issuer fails to pay interest or repay principal, the collateral backing these securities may not be sufficient to support payments on the securities.

Risks Associated with Investing in Underlying Funds. Each Underlying Fund is subject to specific risks, depending on the nature of the Underlying Fund, including the risk that the Underlying Fund may not achieve its objective. The ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track, because the total return generated by the securities will be reduced by transaction costs and operating expenses. To the extent the Fund invests in open-end mutual fund, closed-end mutual funds, or ETFs ("Underlying Funds"), the cost of investing in the Fund will be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in stocks and bonds. You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund's direct fees and expenses.

Liquidity Risk. Some securities may contain liquidity risk, the risk of requiring more than a five-business day period in which the investment can be liquidated at current market prices for cash, including investments in auction rate securities that cannot be put back to the issuer on demand within seven

days. However, the manager expects to keep investments with liquidity risk to no more than 15% of the portfolio.

Foreign Risk. Changes in foreign economies and political climates can negatively affect the value of the debt obligations issued by foreign entities. Other factors that can reduce the value of foreign investments include changes in currency rates of exchange, even when the security is denominated in U.S. dollars, reduced availability of information, different accounting standards, reduced liquidity, price volatility, and possible difficulties in enforcing contracts.

Portfolio Holdings Disclosure

A description of the Fund's policies regarding the release of portfolio holdings information is available in the Fund's Statement of Additional Information. The Adviser posts the schedule of Fund holdings as of the latest month end on its public website approximately ten days after month end. Shareholders may request portfolio holdings schedules at no charge by calling 888-223-0600.

INVESTMENT ADVISER

The Fund has entered into an Investment Advisory Agreement ("Investment Advisory Agreement") with Parker Carlson & Johnson, Inc., 300 Old Post Office, 120 West Third Street, Dayton, Ohio (the "Adviser") in which the Adviser has agreed to provide the Fund with continuous investment advice, including
management of the Fund's portfolio securities. The Adviser was organized in 1982 and has been the only investment adviser of the Fund.

The Adviser is also the investment adviser to the PC&J Performance Fund and to various individual, business and pension fund clients and is registered under the Investment Advisers Act of 1940. All officers of the Adviser are certified by the Institute of Chartered Financial Analysts and/or Certified Financial Planner Board of Standards, and James M. Johnson and Kathleen Carlson are Chartered Financial Analysts.

As compensation for the investment advice, the Fund paid the Adviser a fee, for the year ended December 31, 2009, equal to 0.50% of the average daily net asset value of the Fund.

A discussion of the factors considered by the Board of Trustees in renewing the Investment Advisory Agreement between the Fund and the Adviser is available in the Fund's most recent semi-annual report to shareholders.

Performance information for the Fund is contained in the Fund's annual report, which will be made available upon request and without charge.

Portfolio Manager

Kathleen Carlson is primarily responsible for the day-to-day management of the Fund's portfolio and has been since the Fund's inception (April 30, 1985). Ms. Carlson has been Treasurer of the Adviser since September 1982, President of the Adviser since 1998, Treasurer and a Trustee of the Trust since its inception and Chief Compliance Officer of the Trust and Adviser since 2004. The Fund's Statement of Additional Information provides information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of Fund shares.

DESCRIPTION OF SHARES AND TAXES

Ownership records of shares are maintained by the Fund's transfer agent, PC&J Service Corp. (an affiliated company of the Adviser), which confirms purchase and sale of shares and dividend and capital gain distributions. Certificates representing shares will not be issued.

The Fund will distribute to its shareholders a dividend at least annually, and more frequently if the Adviser determines that additional distributions are in the best interest of the shareholders. The dividend will consist of the Fund's net investment income and/or net realized capital gains. The dividend will be paid in cash and automatically reinvested in the Fund. For federal income tax purposes, the portion of the dividend that consists of net investment income and net short-term capital gains is taxable to shareholders as ordinary income. The portion of the dividend that consists of net long-term capital gains is taxable to shareholders at long-term capital gain rates.

Distributions you receive from the Fund's net long-term capital gains in excess of its net short-term capital losses (also called "net capital gains") are generally taxable to you at the long-term capital gains rate. This is generally true no matter how long you have owned your shares and whether you reinvest your distributions or take them in cash. You may also have to pay taxes when you exchange or sell shares if the value of your shares has increased above their cost basis since you bought them. Any loss recognized on the sale of a share held for less than six months is treated as long-term capital loss to the extent of any net capital gain distributions made with respect to such share.

The Fund will mail a Form 1099 annually to shareholders which will include the total dividend paid, the amount of the dividend subject to federal income taxes as ordinary income and the amount of the dividend subject to long-term capital gain tax rates. The Fund anticipates that its distributions will generally consist of ordinary income. Dividend distributions may be subject to state and local taxes. Shareholders are urged to consult their own tax advisors regarding specific questions about federal, state or local taxes they may be required to pay on their dividends.

Shareholders should direct all inquiries concerning the purchase or sale of shares to the Fund. All other questions should be directed to PC&J Service Corp. in writing at 300 Old Post Office, 120 W. Third St., Suite 300, Dayton, Ohio 45402 or by telephoning 888-223-0600.

HOW TO INVEST IN THE FUND

You may purchase shares of the Fund on any business day the New York Stock Exchange is open. The minimum initial investment is $1,000 ($2,000 for tax deferred retirement plans). There is no required minimum subsequent investment. The purchase price for shares will be the net asset value per share next determined after the order is received. (See "Determination of Share Price.") There is no sales charge or commission.

The Fund reserves the right to refuse to sell to any person. If a purchaser's check is returned to the custodian as uncollectible, the purchase order is subject to cancellation and the purchaser will be responsible for any loss incurred by the Fund.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What

this means for you: When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask for other identifying documents or information.

Initial Investment By Mail

You may purchase shares of the Fund by mail, in at least the minimum amount, by submitting a check payable to the order of "PC&J Mutual Funds" (please indicate that you wish to invest in the PC&J Preservation Fund) and a completed and signed new account application, which accompanies this Prospectus, to PC&J Service Corp. at the following address:

> PC&J Mutual Funds
> c/o PC&J Service Corp.
> 300 Old Post Office
> 120 West Third Street, Suite 300
> Dayton, Ohio 45402-1819

If the initial investment is made using a personal check, it must have the same address as the application.

Initial Investment By Wire

You may purchase shares of the Fund by wire, in at least the minimum amount, by:

- first completing and signing the new account application;
- telephoning (888-223-0600) the information contained in the new account application to the Fund;
- mailing the completed and signed new account application to the PC&J Service Corp. at the address set forth in the preceding paragraph;
- instructing your bank to wire federal funds to the custodian. (Your bank may charge you a fee for sending such wire, and the Fund will charge you for wire or other electronic fees charged by the Fund's custodian.)

Effective Date of Purchase

Your initial purchase of the Fund's shares will be effective on the date that the Fund receives the properly completed new account application and either the accompanying check or confirmation from the custodian that the custodian has received the wire transfer. The Fund's transfer agent, PC&J Service Corp., will mail you a confirmation of your initial investment.

Subsequent Investments

You may purchase additional shares of the Fund by:
- first providing the Fund, by mail or by telephone, the necessary information concerning the name of your account and its number;
- subsequently making the necessary payment, either by check (to PC&J Service Corp.) or wire transfer (to the custodian).

Your purchase of additional shares of the Fund will be effective on the date that the check or wire transfer is received. PC&J Service Corp. will mail you a confirmation of each subsequent investment.

Market Timing

The Fund discourages and does not accommodate market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges

in an attempt to profit from short term market movements. Market timing may result in dilution of the value of Fund shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders. The Board of Trustees has adopted a policy directing the Fund to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates market timing or trading that it determines is abusive. This policy generally applies to all Fund shareholders. While the Fund attempts to deter market timing, there is no assurance that it will be able to identify and eliminate all market timers. Brokers maintaining omnibus accounts with the Fund have agreed to provide shareholder transaction information, to the extent known to the broker, to the Fund, upon request.

Other Purchase Information

The Fund may authorize certain broker-dealers and other financial institutions (including their designated intermediaries) to accept on their behalf purchase and sell orders. If you purchase or sell shares through a broker-dealer or other financial institution, you may be charged a fee by that institution. The Fund is deemed to have received an order when the authorized person or designee receives the order, and the order is processed at the net asset value next calculated thereafter. It is the responsibility of the broker-dealer or other financial institution to transmit orders promptly to the Funds' transfer agent.

Householding

To reduce expenses, we mail only one copy of the Prospectus and each annual and semi-annual report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call the Fund at 888-223-0600 or contact your financial institution. We will begin sending you individual copies thirty days after receiving your request.

HOW TO REDEEM YOUR INVESTMENT

You may sell shares of the Fund without charge (except for wire or other electronic fees charged by the Fund's custodian) at the net asset value next determined after the Fund receives your properly completed written request for redemption. The Fund will pay you for the shares you sell within 7 days of receiving your redemption request. However, the Fund will pay for redemptions of shares originally purchased by check only after the check has been collected, which normally occurs within fifteen days. The Fund further reserves the right to delay payment for the redemption of shares until such time as the Fund has received the properly completed new account application with respect to such shares.

You may sell shares of the Fund on each day that the Fund is open for business by sending a written redemption request to the Fund. The written request must be signed by each shareholder, including each joint owner, exactly as the name appears on the Fund's account records. The redemption request must state the number or dollar amount of shares to be redeemed and your account number. For the protection of shareholders, additional documentation may be required from individuals, corporations, partnerships, executors, trustees and other fiduciaries.

Because the Fund incurs certain fixed costs in maintaining shareholder accounts, the Fund reserves the right to redeem all shares of any account on sixty days' written notice if the net asset value of the account, due to a redemption, is less than $5,000 ($1,000 for tax deferred retirement plans), or such other

minimum amount as the Fund may determine from time to time. A shareholder may increase the value of his/her shares to the minimum amount within the sixty-day period. All shares of the Fund are also subject to involuntary redemption if the board of trustees determines to liquidate the Fund.   An involuntary redemption will create a capital gain or capital loss, which may have tax consequences about which you should consult your tax advisor.

The Fund may suspend the right of redemption or may delay payment as follows:

- during any period the New York Stock Exchange is closed other than for customary weekend and holiday closings;
- when trading on the New York Stock Exchange is restricted, or an emergency exists (as determined by the rules and regulations of the Securities and Exchange Commission) so that disposal of the securities held in the Fund or determination of the net asset value of the Fund is not reasonably practicable;
- for such other periods as the Securities and Exchange Commission by order may permit for the protection of the Fund's shareholders.

DETERMINATION OF SHARE PRICE

On each day that the Fund is open for business, the net asset value of the shares is determined as of 4:00 p.m. Eastern Time.   The Fund is open for business on each day the New York Stock Exchange is open for business.   The net asset value per share is computed by dividing the sum of the value of the securities held by the Fund plus any cash or other assets (including interest and dividends accrued but not yet received) minus all liabilities (including estimated accrued expenses) by the total number of shares then outstanding.

The Fund's assets are generally valued at their market value based on market quotes and matrix pricing.   If market prices are not available or, in the adviser's opinion, market prices do not reflect fair value, or if the adviser learns of an event that occurs after the close of trading (but prior to the time the net asset value is calculated) that materially affects fair value, the adviser will value the Fund's assets at their fair value according to policies approved by the Fund's Board of Trustees.   For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its net asset value, the adviser may need to price the security using the Fund's fair value pricing guidelines.   Without a fair value price, short term traders could take advantage of the arbitrage opportunity and dilute the net asset value of long term investors. Fair valuation of a Fund's portfolio securities can serve to reduce arbitrage opportunities available to short term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's net asset value by short term traders.

The share price of the Fund will fluctuate with the value of its portfolio securities.

FINANCIAL HIGHLIGHTS

[To be supplied with subsequent amendment]

PRIVACY POLICY

The following is a description of the Fund's policies regarding disclosure of nonpublic personal information that you provide to the Fund or that the Fund collects from other sources. In the event that you hold shares of the Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with nonaffiliated third parties.

Categories of Information the Fund Collects. The Fund collects the following nonpublic personal information about you:

- Information the Fund receives from you on or in applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, assets, income and date of birth); and
- Information about your transactions with the Fund, its affiliates, or others (such as your account number and balance, payment history, parties to transactions, cost basis information, and other financial information).

Categories of Information the Fund Discloses. The Fund does not disclose any nonpublic personal information about its current or former shareholders to unaffiliated third parties, except as required or permitted by law. The Fund is permitted by law to disclose all of the information it collects, as described above, to its service providers (such as the Fund's custodian, administrator and transfer agent) to process your transactions and otherwise provide services to you.

Confidentiality and Security. The Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. The Board of Trustees has instructed the Administrator to safeguard personal information and provide reasonably secure disposal methods.

FOR MORE INFORMATION

Shareholder inquiries regarding the Fund can be made to:

PC&J Preservation Fund
300 Old Post Office
120 West Third St.
Suite 300
Dayton, Ohio 45402

Telephone: 888-223-0600

Several additional sources of information are available to you. The Fund's **Statement of Additional Information** (SAI), is incorporated into this prospectus by reference (i.e., is legally part of this prospectus). It contains detailed information on Fund policies and operations, including policies and procedures relating to the disclosure of portfolio holdings by the Fund's affiliates. Annual reports contain management's discussion of market conditions and investment strategies that significantly affected the Fund's performance results as of the Fund's latest annual fiscal year end.

Call the Fund at 888-223-0600 to request copies of the SAI and the Fund's annual and semi-annual reports, to request other information about the Fund and to make shareholder inquiries. Shareholders also may request such information by visiting www.pcjinvest.com.

You may review and copy information about the Fund (including SAI and other reports) at the Securities and Exchange Commission (SEC) Public Reference Room in Washington, D.C. Call the SEC at 1-202-942-8090 for room hours and operation. You may also obtain reports and other information about the Fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520.

Investment Company Act # 811-04204